Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE FULL YEAR & FOURTH QUARTER 2016

Record 2016 results: revenue of $200m, net profit of $32m & EBITDA of $60m

AZOUR, Israel – February 27, 2017 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2016.

Highlights of 2016
•	Net subscribers adds amounted to 109 thousand, with 1.057 million subscribers at year-end;
•	Revenue of $199.6 million;
•	Gross and operating margins of 51.1% and 24.1%, respectively;
•	EBITDA of $59.6 million (29.9% of revenues);
•	Generated $41.5 million in operating cash flow;
•	Total dividends of $20 million issued to shareholders for 2016;
•	Ended 2016 with $31.5 million in net cash (including marketable securities);

Highlights of the Fourth Quarter of 2016
•	Net subscribers adds in the quarter amounting to 22 thousand;
•	Revenue of $50.4 million;
•	Gross margins of 52.4% and operating margins at 25.8%;
•	EBITDA of $16.0 million or 31.9% of revenues;
•	Generated $14.4 million in operating cash flow;
•	Dividend of $8.5 million declared for the quarter;
•	Board of Directors updates dividend policy going forward to increase dividend predictability and transparency, guaranteeing at minimum $5 million per quarter;

Fourth Quarter 2016 Results
Revenues for the fourth quarter of 2016 were $50.4 million, representing an increase of 15.0% from revenues of $43.8 million in the fourth quarter of 2015. 74% of revenues were from location based service subscription fees and 26% were from product revenues.

Revenues from subscription fees increased by 16% over the same period last year. The growth was driven primarily due to the increase in the subscriber base, which expanded from 948,000 as of December 31, 2015, to 1,057,000 as of December 31, 2016.

Product revenues increased by 12% compared with the same period last year. The main contribution to growth was due to higher product sales in Israel.

Gross profit for the fourth quarter of 2016 was $26.4 million (52.4% of revenues), an increase of 18% compared with $22.3 million (50.9% of revenues) in the fourth quarter of 2015. The gross margin in the quarter on subscription fees improved to 65.5% compared with 62.9% in the same period last year. The gross margin in the quarter on products was 14.9% compared with 17.8% in the same period last year.

Operating profit for the fourth quarter of 2016 was a record $13.0 million (25.8% of revenues), an increase of 26% compared with an operating profit of $10.3 million (23.6% of revenues) in the fourth quarter of 2015.

During the quarter, share in affiliates, net was an income of $105 thousand versus a loss of $957 thousand in the same quarter of last year.

EBITDA for the quarter was a record $16.0 million (31.9% of revenues), an increase of 13.4% compared to an EBITDA of $14.2 million (32.3% of revenues) in the fourth quarter of 2015.

Net profit was a record $9.3 million in the fourth quarter of 2016 (18.4% of revenues) or fully diluted EPS of $0.44, an increase of 50% compared with a net profit of $6.2 million (14.1% of revenues) or fully diluted EPS of $0.29 in the fourth quarter of 2015.

Cash flow from operations for the quarter was a record $14.4 million.

Full Year Results
Revenues for 2016 reached a record $199.6 million, an increase of 14% compared with revenues of $175.6 million in 2015. The subscriber base grew by 109,000 or 11%, net during 2016. The significant strengthening of the US Dollar versus the Brazilian Real and the Argentinean Peso, compared with the levels in 2015, reduced the overall revenue level in US Dollars. Excluding the exchange rate impact, the increase in revenues would have been 20.0% over 2015. 71% of revenues were from location based service subscription fees and 29% from product revenues.

Gross profit for 2016 was a record $102.0 million (51.1% of revenues), an increase of 13.5% compared with $89.9 million (51.2% of revenues) in 2015.

Operating profit for 2016 was a record $48.0 million (24.1% of revenues), an increase of 18.1% compared with an operating profit of $40.6 million (23.1% of revenues) in 2015. Excluding the impact of exchange rates, operating profit would have increased by 28.4% versus last year.

EBITDA for the year was a record $59.6 million (29.9% of revenues), an increase of 13.4% compared to an EBITDA of $52.6 million (30.0% of revenues) in 2015. Excluding the impact of exchange rates, EBITDA would have increased by 23.4% versus last year.

Share in the loss of affiliates, net was $449 thousand in 2016, compared with $2.4 million last year.

Net income in 2016 was a record $32.1 million (16.1% of revenues) or fully diluted earnings per share of $1.53. This is an increase of 29% compared with a net income in 2015 of $25.0 million (14.2% of revenues) or fully diluted earnings per share of $1.19. Excluding the impact of exchange rates, net income would have increased by 40.5% versus last year.

Cash flow from operations for 2016 was a record $41.5 million.

As of December 31, 2016, the Company had net cash, including marketable securities, of $31.5 million or $1.50 per share. This is compared with $28.9 million or $1.38 per share as at December 31, 2015.

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Dividend
For the fourth quarter of 2016, a dividend of $8.5 million was declared in line with the Company’s stated current policy of issuing at least 50% of net profits in a dividend, on a quarterly basis.

For the full year of 2016, the dividend issued including that of the fourth quarter of 2016, was $20 million, representing 62.3% of the full year net income.

Dividend Policy Update

The Board of Directors approved a change to the dividend policy.

The new policy calls for a dividend of $5 million, at minimum, per quarter. This policy goes into force starting from the dividend for the first quarter of 2017.

Until the fourth quarter of 2016, the dividend policy provided for an annual dividend distribution in an amount not less than 50% of the Company’s annual net income.

According to the Company’s dividend policy and Israeli law, an annual dividend will only be declared  and  paid  if,  in  the  discretion  of  the  Board  of  Directors,  there  is  no  reasonable foreseeable concern that the distribution will prevent the Company from being able to meet the terms of Company’s existing and contingent liabilities, as and when due, all based on Company’s needs as will be determined from time to time.

The distribution of dividends is further limited by Israeli law to the greater of retained earnings and earnings generated over the two most recent years. The Company’s dividend policy may change from time to time at the discretion of the Board of Directors.

The payment of dividends may be subject to Israeli withholding taxes.

Management Comment
Eyal Sheratzky, Co-CEO of Ituran said, “We are very pleased with our fourth quarter results ending the strongest year in our history with $200 million in revenue, despite the year-over-year negative effect of currency variations. Our results demonstrate strong improvements in gross and operating margins, which are built on the leverage inherent to our business model from our continually growing subscriber base. Our end-markets in Israel and Brazil continue to demonstrate strength through ongoing demand an interest in our products and solutions. I look forward to continued growth as we move through 2017 and beyond.”

Continued Mr. Sheratzky, “Our dividends allow us to share the fruit of our success with our shareholders. Today, the Board of Directors updated our dividend policy in order to make our distributions more predictable and transparent going forward. We believe our new policy demonstrates our ongoing commitment to our shareholders which continue to support us over the long-term.”

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Conference Call Information

The Company will also be hosting a conference call later today, February 27, 2017 at 9am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
ISRAEL Dial-in Number: 03 918 0609
CANADA Dial-in Number: 1 888 604 5839
INTERNATIONAL Dial-in Number:  +972 3 918 0609
at:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 1 million subscribers distributed globally. Established in 1995, Ituran has over 1,500 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@gkir.com GK Investor Relations (US) +1 646 201 9246

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements
as of December 31, 2016

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements
As of December 31, 2016

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2016	2015

Current assets
Cash and cash equivalents	31,087	27,016
Investment in marketable securities	398	2,035
Accounts receivable (net of allowance for doubtful accounts)	33,865	27,436
Other current assets	35,522	22,437
Inventories	14,351	12,781
	115,223	91,705

Long-term investments and debit balances
Investments in affiliated company	11,975	4,705
Investments in other company	85	78
Other non-current assets	1,515	1,166
Deferred income taxes	2,280	2,279
Funds in respect of employee rights upon retirement	7,868	7,174
	23,723	15,402

Property and equipment, net	35,644	31,514

Intangible assets, net	23	26

Goodwill	3,406	3,356

Total assets	178,019	142,003

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2016	2015

Current liabilities
Credit from banking institutions	3	155
Accounts payable	18,624	10,466
Deferred revenues	10,762	9,210
Other current liabilities	26,738	21,750
	56,127	41,581

Long-term liabilities
Liability for employee rights upon retirement	11,751	10,637
Provision for contingencies	435	622
Deferred revenues	1,034	973
Other non-current liabilities	501	369
	13,721	12,601
Equity:
Stockholders' equity	102,229	83,698
Non - controlling interest	5,942	4,123
Total equity	108,171	87,821

Total liabilities and shareholders’ equity	178,019	142,003

CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
	Year ended December 31,		Three months period ended December 31 ,
(in thousands except per share data)	2016	2015	2016	2015

Revenues:
Location-based services	141,940	127,683	37,267	32,088
Wireless communications products	57,634	47,945	13,094	11,703
	199,574	175,628	50,361	43,791
Cost of revenues:
Location-based services	48,916	46,823	12,850	11,897
Wireless communications products	48,627	38,924	11,139	9,616
	97,543	85,747	23,989	21,513

Gross profit	102,031	89,881	26,372	22,278
Research and development expenses	2,895	2,401	813	702
Selling and marketing expenses	10,074	9,303	2,603	2,391
General and administrative expenses	40,228	37,801	10,115	9,126
Other expenses, net	836	(268)	(137)	(251)
Operating income	47,998	40,644	12,978	10,310
Financing income, net	2,056	1,189	810	415
Income before income taxes	50,054	41,833	13,788	10,725
Income tax expenses	(14,877)	(12,822)	(3,932)	(3,165)
Share in gains (losses) of affiliated company, net	(449)	(2,439)	105	(975)
Net income for the period	34,728	26,572	9,961	6,603
Less: Net income attributable to non-controlling interest	(2,589)	(1,601)	(704)	(421)
Net income attributable to the company	32,139	24,971	9,257	6,182

Basic and diluted earnings per Share of attributable to company’s Stockholders	1.53	1.19	0.44	0.29

Basic and diluted weighted average Number of shares outstanding	20,968	20,968	20,968	20,968

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Year ended December 31,		Three months period ended December 31 ,
(in thousands)	2016	2015	2016	2015
Cash flows from operating activities
Net income for the period	34,728	26,572	9,961	6,603
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and impairment of goodwill	11,635	11,962	3,065	3,840
Gain from sale of subsidiary, net	-	(951)	-	(951)
Loss (gains) in respect of trading marketable securities	(115)	(666)	(20)	(238)
Increase in liability for employee rights upon retirement	1,024	717	64	215
Share in losses (gains) of affiliated company, net	449	2,439	(105)	957
Deferred income taxes	(1,114)	(85)	(278)	(1,025)
Capital (gain) losses on sale of property and equipment, net	(52)	(31)	(34)	(21)
Decrease (increase) in accounts receivable	(6,115)	117	1,355	201
Decrease (increase) in other current and non-current assets	(10,473)	(879)	(1,393)	(794)
Decrease (increase) in inventories	(1,424)	(658)	(698)	(909)
Increase (decrease) in accounts payable	7,814	(1,176)	2,978	(84)
Increase (decrease) in deferred revenues	1,496	(246)	(161)	618
Increase (decrease) in other current and non-current liabilities	3,619	(1,201)	(369)	(739)
Net cash provided by operating activities	41,472	35,914	14,365	7,673

Cash flows from investment activities
Increase in funds in respect of employee rights upon
retirement, net of withdrawals	(644)	(804)	(62)	(229)
Capital expenditures	(13,645)	(18,724)	(4,596)	(3,592)
Investment in marketable securities	(3,154)	(11)	(1,078)	(11)
Investments in affiliated company	(8,920)	(5,966)	(1,739)	(1,327)
Repayment of loans from affiliated companies	1,512	-	1,512	-
Sale of subsidiary	-	(266)	-	(266)
Proceed from (invest in) long term deposit	16	(341)	-	(20)
Sale of marketable securities	4,633	-	1,018	-
Proceeds from sale of property and equipment	342	406	209	(277)
Net cash used in investment activities	(19,860)	(25,706)	(4,736)	(5,722)

Cash flows from financing activities
Short term credit from banking institutions, net	(152)	160	-	(287)
Dividend paid	(17,088)	(17,590)	(3,774)	(2,861)
Dividend payment to non-controlling interest	(994)	(1,229)	(54)	-
Net cash used in financing activities	(18,234)	(18,659)	(3,828)	(3,148)
Effect of exchange rate changes on cash and cash equivalents	693	(2,951)	(346)	(1,221)
Net Increase(decrease) in cash and cash equivalents	4,071	(11,402)	5,455	(2,418)
Balance of cash and cash equivalents at beginning of period	27,016	38,418	25,632	29,434
Balance of cash and cash equivalents at end of period	31,087	27,016	31,087	27,016

Supplementary information on financing and investing activities not involving cash flows:
During the years 2016 and 2015, the company purchased property and equipment in an amount of US$ 224 thousand and US$ 40 thousand, respectively, using a directly related liability.

In November 2016, the Company declared a dividend in an amount of US$ 4.1 million. The dividend was paid in January 2017.